SUB-ITEM 77C: Submission of matter to a vote of security holders

(a)            Date of meeting and whether it was an annual or special meeting:

	Shareholders Entitled To Vote	Date of Meeting	Annual/Special Meeting
1	Shareholders of the JNL/Mellon Capital Optimized 5 Fund	4/2/15	Special

(b)	If a meeting involved the election of Directors, state the names of each director elected at the meeting and the names of all other directors now in office

Not applicable

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter:

	Special Meetings Held on April 2, 2015	Affirmative Votes	Votes Against/ Withheld	Abstentions
1	Shareholders of the JNL/Mellon Capital Optimized 5 Fund Approval of the Plan of Reorganization for the reorganization of the Fund into the JNL/Mellon Capital JNL 5 Fund	31,938,096	1,315,492,850	3,962,128,731

(d)	Not Applicable.